Exhibit 99.1

ASX ANNOUNCEMENT

4 May 2016

Genetic Technologies and Verizon IndyCar Series Driver Pippa Mann to Ring Nasdaq Stock Market Closing Bell on May 6th, 2016

Melbourne, Australia, 4 May 2016: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), a molecular diagnostics company specializing in women’s health, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for sporadic breast cancer, announced today that it will visit the Nasdaq MarketSite in New York City’s Times Square and ring the Closing Bell on Friday, May 6th, 2016. Eutillio Buccilli, Chief Executive Officer of Genetic Technologies, will be joined by international race car driver and BREVAGenplus spokesperson, Pippa Mann, to perform the honorary ringing of the bell. The Closing Bell will ring at 4.00pm ET and will be televised on major U.S. finance and business networks or can be viewed online at http://www.youtube.com/nasdaq/live and https://new.livestream.com/nasdaq/live.

“We are extremely pleased to be invited to the Nasdaq MarketSite for the ceremonial bell ringing at this exciting time for the Company as we ramp-up commercial activities for BREVAGenplus,” commented Eutillio Buccilli, Chief Executive Officer of Genetic Technologies. “The event has additional meaning to us as it ceremoniously marks, in earnest, the beginning of our partnership with Pippa Mann, a next generation athlete who has demonstrated true conviction and commitment to promoting women’s health and in particular, breast cancer awareness.”

This past February, Genetic Technologies announced a partnership with Pippa Mann as part of a marketing program to raise the profile of BREVAGenplus. Mann is one of only nine female athletes to ever compete in the Indianapolis 500 and the only female driver to start in the race over the past three consecutive years. The BREVAGenplus logo will feature on Mann’s racing and promotional apparel as well as the Dale Coyne Racing car supporting Susan G. Komen. In addition to Mann’s participation in key BREVAGenplus oriented events, her messaging and images will also appear in the Company’s promotional print, video and social media platforms. The 100th running of the Indianapolis 500 on May 29, 2016 will serve as the first event under the partnership program.

The Indianapolis 500 is the largest single day sporting event in the world, in terms of on-site attendance, and offers significant promotional opportunities throughout the month of May leading up to race day on Sunday May 29th, Memorial Day weekend.

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus expands the

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer. The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

About Pippa Mann

Having grown up as a race fan, Pippa Mann began her motorsport career in Europe, before moving to the States in 2009 to compete in the Firestone Indy Lights Series. There she became the first female in history to win a pole at the Indianapolis Motor Speedway, and only the second woman ever to win an Indy Lights race. In 2011, Mann became the eighth woman in history to qualify for and race in the Indianapolis 500, and the first British female to do so. Mann has now competed in four Indianapolis 500 races, and is currently the second fastest female qualifier of all time with a four lap average of the Speedway at just under 230mph. Outside of the car Mann is passionate about her partnership with Susan G. Komen®, and about her role as a Wellness Ambassador for Well & Company. She regularly spends time connecting with her fan-base directly through social media interaction, in person appearances and autograph signings, and she strives to inspire young girls to believe in themselves and follow their dreams. Visit www.pippamann.com to learn more.

About Dale Coyne Racing

Dale Coyne Racing (DCR) is a Verizon IndyCar Series team based in Plainfield, IL, about 40 miles southwest of downtown Chicago. The team has participated in every season of the INDYCAR/Champ Car World Series since 1984, making this their 32nd season of competition. DCR earned its third IndyCar win with a victory in Detroit in 2013 where they finished with both cars on the podium. The team was able to win for a fourth straight season in 2014 when visiting victory lane in Houston. Team Owner Dale Coyne is a true racer with a long history in racing. As an Indy car driver for five years, and a team owner since 1984, he has more than 30 years of experience in open-wheel racing. Coyne is a Midwestern entrepreneur who designed and built Route 66 Raceway in Joliet, IL. Dale Coyne and Tony George, along with International Speedway Corporation (ISC), expanded the facility by forming a partnership and building Chicagoland Speedway. Coyne served as president of the facility through its construction and opening season, and served on its management committee until its eventual buyout by ISC in 2007.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7050